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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 17)

PLACER DOME INC.

(Name of Subject Company)

PLACER DOME INC.

(Name of Person(s) Filing Statement)

Common Shares

(Title of Class of Securities)

725906101

(CUSIP Number of Class of Securities)

J. Donald Rose
Executive Vice-President, Secretary and General Counsel
Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1
Telephone (604) 682-7082

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Clay Horner, Esq. Douglas Bryce, Esq. Osler, Hoskin & Harcourt LLP 1 First Canadian Place, 61st Floor Toronto, Ontario, Canada, M5X 1B8 (416) 362-2111	Robert E. Spatt, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 17 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Placer Dome Inc. ("Placer Dome") with the Securities and Exchange Commission on November 23, 2005 (as amended, the "Statement") relating to the offer dated November 10, 2005, as extended on December 15, 2005 and as amended and varied on January 4, 2006, by Barrick Gold Corporation ("Barrick") to purchase all of the outstanding common shares ("Common Shares") of Placer Dome (including those that are subject to CHESS Depositary Interests and International Depositary Receipts), together with the associated rights issued under Placer Dome's Rights Plan, dated as of February 26, 2004, between Placer Dome and CIBC Mellon Trust Company, as rights agent (the "Revised Barrick Offer").

Item 8.    Additional Information.

        Item 8 is amended and supplemented by the following:

        At 12:00 midnight (EST) on January 19, 2006, according to Barrick, approximately 358 million Common Shares were validly tendered and accepted for payment by Barrick pursuant to the Revised Barrick Offer, representing approximately 81% of the outstanding Common Shares.

        Barrick also extended the expiry of the Revised Barrick Offer from midnight (Toronto time) on January 19, 2006 to 6:00 p.m. (Toronto time) on February 3, 2006. This extension constitutes a subsequent offering period under U.S. securities law. Barrick also announced that if it is successful in acquiring 90% of the Common Shares, it intends to acquire all remaining Common Shares by compulsory acquisition.

        In accordance with the Support Agreement entered into by Placer Dome and Barrick on December 22, 2005, nine members of Placer Dome's Board of Directors resigned on January 20, 2006. These members are G. Bernard Coulombe, Graham Farquharson, David S. Karpin, Alan R. McFarland, E. A. (Dee) Marcoux, H. Clive Mather, Vernon F. Taylor III, Peter W. Tomsett and William G. Wilson. Accordingly, Gregory Wilkins, Peter J. Kinver, Alexander J. Davidson, Jamie C. Sokalsky, Gordon Fife, Peter Crossgrove and Stephen Shapiro, representatives of Barrick, have been appointed to Placer Dome's Board of Directors. Donald J. Carty, John W. Crow and Robert M. Franklin continue as Directors of Placer Dome. Gregory Wilkins has been appointed Chairman of the Placer Dome Board of Directors.

        On January 20, 2006, the Placer Dome Board of Directors also accepted the resignation of Peter W. Tomsett, Placer Dome's President and Chief Executive Officer, effective immediately. Subsequently, Barrick President and Chief Executive Officer Gregory Wilkins was appointed President and Chief Executive Officer of Placer Dome.

Item 9.    Exhibits.

        Item 9 is amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(32)	Press release issued by Placer Dome Inc. on January 20, 2006

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2006	PLACER DOME INC.
	By:	/s/ Geoffrey P. Gold
Name: Geoffrey P. Gold Title: Vice-President, Assistant Secretary and Associate General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(32)	Press release issued by Placer Dome Inc. on January 20, 2006

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SIGNATURE
INDEX TO EXHIBITS